Exhibit 99.1

Maritime Link Financing Trust Completes $500 Million Bond Financing

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023 (as amended on November 18, 2024 by amendment no. 1 thereto), to its short form base shelf prospectus dated October 3, 2023 (as amended on November 13, 2024 by amendment no. 1 thereto).

December 16, 2024

Halifax Nova Scotia Emera Incorporated (“Emera”) (TSX:EMA) announced today that the Maritime Link Financing Trust (the “Issuer”) has completed an offering of $500,000,000 aggregate principal amount of 4.048% bonds, designated as Series B, maturing December 1, 2052 (the “Bonds”), at a price of $999.97 per $1,000 principal amount of Bonds (the “Offering”).

The Offering was led by RBC Dominion Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc., and included BMO Nesbitt Burns Inc., TD Securities Inc. and National Bank Financial Inc.

The Bonds benefit from a Canada Guarantee which constitutes a direct, absolute, unconditional and irrevocable obligation of Canada and as such will carry the full faith and credit of Canada. The bonds have been assigned a rating of “AAA” by Standard & Poor’s and a rating of “AAA” by Morningstar DBRS.

The net proceeds of the Offering will be on-lent by the Issuer to NSP Maritime Link Inc. (“NSPML”) to enable it to (i) first, cover financing fees, (ii) second, refund Nova Scotia Power Incorporated (“NSPI”) (for the ratepayer account) payments made on account of the principal and interest payments associated with the Series A Bonds for the period commencing June 1, 2018 and continuing up to and including December 1, 2024, and (iii) third, fund NSPI to partially cover payments made on account of the principal and interest payments scheduled to be paid on June 1, 2025 with respect to the Series A Bonds.

The Bonds have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the intended use of the net proceeds from the sale of the Bonds. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca

About Nova Scotia Power

NSPI is a wholly owned subsidiary of Emera Inc. (TSX-EMA), a diversified energy and services company. Nova Scotia Power provides 95% of the generation, transmission and distribution of electrical power to approximately 553,000 residential, commercial and industrial customers across Nova Scotia. The company is focused on new technologies to enhance customer service and reliability, reduce emissions and add renewable energy. Nova Scotia Power has over 2000 employees and $4.5 billion in operating assets. Learn more at www.nspower.ca .

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.5 million customers in Canada, the United States and the Caribbean. Our team of 7,300 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.”

Investor Relations

David Bezanson

Vice President Investor Relations & Pensions, Emera Inc.

902-474-2126

dave.bezanson@emera.com

Media

Dina Bartolacci Seely

media@emera.com